EXHIBIT 99.6

Appendix 3D
Changes relating to buy-back

Rule 3.8A

Appendix 3D

Changes relating to buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Rio Tinto Limited (RTL)	96 004 458 404

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	4 May 2017 (Appendix 3D)

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back
2	Name of broker who will act on the company’s behalf

3	Deleted 30/9/2001.

+ See chapter 19 for defined terms.

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Appendix 3D
Changes relating to buy-back

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

4

If the company intends to buy back a maximum number of shares - that number

Note:  This requires a figure to be included, not a percentage.  The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back.  If the total has not changed, the item does not need to be completed.

Under the shareholder authority granted at the Annual General Meeting held on 4 May 2017, in the period until (and including) the date of the RTL 2018 Annual General Meeting or 3 May 2018 (whichever is the later), or, if earlier, the date on which shareholders next give approval to buy-backs by RTL of fully paid ordinary shares, the aggregate of the shares bought back under that authority on-market, together with the number of shares bought back under that authority under any off market buy-back tenders will not exceed 42.4 million shares.

Under the shareholder authority granted at the Annual General Meeting held on 2 May 2018, in the period until (and including) the date of the RTL 2019 Annual General Meeting or 1 May 2019 (whichever is the later), or, if earlier, the date on which shareholders next give approval to buy-backs by RTL of fully paid ordinary shares, the aggregate of the shares bought back under that authority on-market, together with the number of shares bought back under that authority under any off market buy-back tenders will not exceed 41.2 million shares.

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back	See Item 4.	See Item 4.

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	See Item 4.	See Item 4.

7	If the company intends to buy back shares if conditions are met - those conditions

+ See chapter 19 for defined terms.

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EXHIBIT 99.6

Appendix 3D
Changes relating to buy-back

All buy-backs

8	Any other change	At the 2017 Annual General Meeting held on 4 May 2017, RTL shareholders renewed the authority to buy back shares under off market buy-back tenders (up to the limit described in Item 4).	At the 2018 Annual General Meeting held on 2 May 2018, RTL shareholders renewed the authority to buy back shares under off market buy-back tenders (up to the limit described in Item 4).

9	Reason for change

To refresh the shareholder authorities previously granted in 2017.  For further detail, see the Explanatory Notes lodged with the ASX on 2 March 2018 for the RTL Annual General Meeting held on 2 May 2018.

10	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	See the Explanatory Notes lodged with the ASX on 2 March 2018 for the RTL Annual General Meeting held on 2 May 2018.

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.
2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ TIM PAINE	Date: 2 May 2018
Company Secretary
Print name:	Tim Paine

+ See chapter 19 for defined terms.

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